

Independent Auditors Report – Financial
Statements and Supplemental Information

Report on Applying Agreed-Upon Procedures
– Schedule of General Assessment
Reconciliation (Form SIPC-7)

Report on Review of Statement of Exemption
of Broker Dealer

Year Ended December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VALMARK SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 SPRINGSIDE DR., SUITE 110
(No. and Street)

AKRON	OH	44333
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ELIZABETH E. KOZENKO	(330) 576-1234 x3452	EKozenko@ValmarkFG.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MSL, P.A.
(Name – if individual, state last, first, and middle name)

255 S. ORANGE AVE., SUITE 600	ORLANDO	FL	32801
(Address)	(City)	(State)	(Zip Code)

09/24/2003	569
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ELIZABETH E. KOZENKO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VALMARK SECURITIES, INC., as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

Lisa Burnham
Resident Summit County
Notary Public, State of Ohio
My Commission Expires: February 19, 2028

Lisa Burnham
Notary Public

Signature: Elizabeth E. Kozenko

Title: SECRETARY, CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VALMARK SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2022

CONTENTS



Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Valmark Securities, Inc.
Akron, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Valmark Securities, Inc. as of December 31, 2022, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Valmark Securities, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Valmark Securities, Inc.'s management. Our responsibility is to express an opinion on Valmark Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Valmark Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

To the Board of Directors of
Valmark Securities, Inc.

Auditor's Report on Supplemental Information

The information contained in the accompanying supplemental information on Schedule I –
Computation of Net Capital (under 17 C.F.R. §240.17a-5) has been subjected to audit procedures
performed in conjunction with the audit of Valmark Securities, Inc.'s financial statements. The
supplemental information is the responsibility of Valmark Securities, Inc.'s management. Our
audit procedures included determining whether the supplemental information reconciles to the
financial statements or the underlying accounting and other records, as applicable, and
performing procedures to test the completeness and accuracy of the information presented in the
supplemental information. In forming our opinion on the supplemental information, we
evaluated whether the supplemental information, including its form and content, is presented
conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on
Schedule I – Computation of Net Capital (under 17 C.F.R. §240.17a-5) is fairly stated, in all
material respects, in relation to the financial statements as a whole.

MSL, P.A.

Certified Public Accountants

We have served as Valmark Securities, Inc.'s auditors since 2009.

Orlando, Florida
February 27, 2023

VALMARK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS	
Cash and cash equivalents	$ 1,248,364
Deposits at clearing brokers	99,929
Commissions receivable	4,521,649
Due from affiliates	963,193
Other receivables	93,844
Customer list, net	117,937
Investments in affiliates	246,209
TOTAL ASSETS	$ 7,291,125
LIABILITIES	
Commissions payable	$ 4,032,487
Due to affiliates	426,727
Other	151,346
TOTAL LIABILITIES	4,610,560
COMMITMENTS AND CONTINGENCIES	
SHAREHOLDER'S EQUITY	
Common stock - $1 par value; 750 shares authorized; 100 shares issued and outstanding	100
Paid-in capital	47,424
Retained earnings	2,633,041
TOTAL SHAREHOLDER'S EQUITY	2,680,565
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 7,291,125

The accompanying notes are an integral part of these financial statements.

VALMARK SECURITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2022

REVENUES		
Commissions from the sale of insurance-based products, investment company shares, and other	$	50,966,823
Trail commissions		26,815,537
Other		1,827,386
TOTAL REVENUES		79,609,746
COMMISSIONS AND OTHER CLEARING BROKER EXPENSES		65,519,454
		14,090,292
OPERATING EXPENSES		11,663,882
INCOME BEFORE INCOME TAX EXPENSE		2,426,410
INCOME TAX EXPENSE		509,546
NET INCOME	$	1,916,864

The accompanying notes are an integral part of these financial statements.

VALMARK SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2022

| | Common Stock | | Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Total
BEGINNING BALANCE - JANUARY 1, 2022	100	$ 100	$ 47,424	$ 2,216,177	$ 2,263,701
DIVIDENDS	-	-	-	(1,500,000)	(1,500,000)
NET INCOME	-	-	-	1,916,864	1,916,864
ENDING BALANCE - DECEMBER 31, 2022	100	$ 100	$ 47,424	$ 2,633,041	$ 2,680,565

The accompanying notes are an integral part of these financial statements.

VALMARK SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,916,864
Adjustments to reconcile net income to net cash provided by operating activities	
Amortization	20,813
Share of loss from affiliates	675
Changes in operating assets and liabilities:	
Deposits at clearing brokers	20,088
Commissions receivable	869,924
Other receivables and prepaid expenses	11,489
Commissions payable	(463,154)
Other liabilities	(44,580)
Due from/to affiliates, net	(453,177)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,878,942
CASH FLOWS FROM INVESTING ACTIVITIES	
Investment in joint venture	(250,000)
Distribution received from joint venture	5,666
NET CASH USED BY INVESTING ACTIVITIES	(244,334)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment of dividends on common stock	(1,500,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	134,608
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,113,756
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,248,364

The accompanying notes are an integral part of these financial statements.

VALMARK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2022

A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Valmark Securities, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Business Description

The Company is a wholly owned subsidiary, via a pass-through entity (Valmark Investments, LLC), of Executive Insurance Agency, Inc. ("EIA"), which is a wholly owned subsidiary of Valmark Financial Group, LLC ("VFG"). The Company derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts, settlement of fixed and variable life insurance contracts to third parties, and by introducing customers to a stock and mutual fund brokerage firm that clears trading transactions. Customers remit funds directly to the insurance carriers and clearing broker, and no funds or securities are held by the Company. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides these services to independent financial advisors, enabling them to provide investors with the services described above.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include, among others, the allocation of operating expenses from VFG and the determination of the amounts to accrue with respect to certain legal contingencies, the ultimate outcome of which cannot be determined until such litigation has concluded. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

- 7 -

A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the trade date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Collections of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest, unpaid invoices.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility and determines amounts of any uncollectible receivables to be charged off. In the opinion of management, on December 31, 2022, all commissions receivable were considered collectible, and no allowance was necessary.

Fair Value of Financial Instruments

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statement of financial condition for cash equivalents approximate their fair value because of the short maturity of these instruments.

Commissions receivable, other receivables and due from affiliates - The carrying amounts of these receivables approximate fair value due to their short-term nature and historical collectibility.

Commissions payable and due to affiliates - The carrying amounts of these payables approximate fair value due to the short-term nature of these obligations.

Equity Method Investments

The Company accounts for its investments in joint ventures for which it holds a non-controlling interest, but can exercise influence, under the equity method of accounting. Under this method, the investment is initially recorded at cost and adjusted thereafter for the Company's share of the affiliate's net income or loss and other changes in the affiliate's equity. Additionally, the Company records its share of earnings or losses in the consolidated statement of operations (see Note F).

Customer List

The Company amortizes acquired customer lists on a straight-line basis over their estimated remaining useful lives, which the Company has determined to be 8 years. The customer list is evaluated annually for impairment. There were no impairment losses recorded during the year ended December 31, 2022.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price (see Note C).

Income Taxes

The Company does not file separate income tax returns; rather, its activity is included in consolidated tax returns filed by EIA. The Company accrues an income tax provision based on its ratable share of consolidated income taxes or benefit, as if the Company and EIA filed on a separate-return basis, and the amount of current tax or benefit calculated is recorded as due to/from affiliates and either remitted to or received from EIA. The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided against the future benefit of deferred tax assets if it cannot be determined that it is more likely than not that the future tax benefits associated with the deferred tax asset will be realized. The Company's tax provision consists of its current tax provision, plus any change during the year in deferred tax assets and liabilities (see Note D).

In the event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Allowances for uncertain tax positions would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount can reasonably be estimated. As of December 31, 2022, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. As of December 31, 2022, with few exceptions, the consolidated income tax returns filed by EIA are no longer subject to income tax examinations by U.S. federal taxing authorities for any year before 2019.

Subsequent Events

Management has evaluated subsequent events for recognition and disclosure through February 27, 2023, the date the financial statements were available to be issued.

B. CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's two largest product vendors accounted for approximately 17% and 17% of commission income for the year ended December 31, 2022. The Company's largest individual accounts receivable balances at December 31, 2022 were from three insurance carriers and represented 25%, 23%, and 11%, of year-end commissions receivable, respectively.

At times during the year, the Company's cash balance exceeded amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any loss in such accounts and believes that it is not exposed to any significant credit risk related to its cash balances.

C. REVENUES

Significant Judgments

The Company derives revenue from contracts with customers by representing insurance carriers and their representatives who sell variable insurance and annuity contracts, settlement of fixed and variable life insurance contracts to third parties, and by introducing customers to stock and mutual fund brokerage firms who clear trading transactions. The Company also receives trail commissions for the ongoing servicing of variable annuity, variable life, and certain mutual fund transactions. Recognition and measurement of revenue is based on the assessment of individual contract terms using portfolio approach practical expedient. Management has determined in all cases that performance obligations are satisfied at a point in time.

Commission Revenue

Brokerage commissions. The Company introduces customers to a clearing broker-dealer to execute buys and sells of securities. Each time a customer enters into a buy or sell transaction, the Company receives a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the clearing broker-dealer fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company considers the performance obligation satisfied on the trade date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer.

Variable annuity and insurance contracts. The Company acts as an agent for certain insurance carriers to enter into variable life insurance contracts or variable annuity contracts. Commissions are recorded on the date the contract is signed by the customer. The Company considers the performance obligation satisfied on the date of the customer's signature. At this time, the contract is final, in force, and the ownership of the policy has been transferred to the customer. For insurance renewal commissions that are premium-based, variable consideration is deemed to be insignificant due to probable reversals, and accordingly revenue is recorded at the time of renewal.

C. **REVENUES** *(Continued)*

Trail commissions. The Company earns trail commissions (commissions that are paid over time, such as 12(b)-1 fees) that are recurring in nature and are earned based on the market value of investment holdings in customer accounts eligible to pay trails. Trail commissions are primarily earned on mutual funds and variable annuity contracts. As trailing commission revenue is based on the market value of clients' investment holdings, the consideration is variable, and an estimate of the variable consideration is constrained due to the dependence on unpredictable market impacts and client account values. The constraint is removed once the account value can be determined. Accordingly, trail commissions are recorded on the date the insurance company or fund company generates the commission. The Company considers the performance obligation satisfied on this date due to the fact that these commissions are paid at the end of the performance obligation period (typically the last day of a quarter or month).

The following table presents sales-based (brokerage, variable annuity, and insurance contracts) and trail commissions revenue disaggregated by investment product category for the year ended December 31, 2022:

Commission revenue		
Sales-based		
Life insurance	$	34,148,399
Annuities		10,193,111
Mutual funds		3,919,165
Life settlements		2,510,686
Stocks & bonds		195,462
Total sales-based revenue		50,966,823
Trail-based		
Annuities		17,401,945
Mutual funds		5,681,058
Life insurance		3,732,534
Total trail-based revenue		26,815,537
Total commission revenue	$	77,782,360

Other revenue which was approximately $1,827,0000 for the year ended December 31, 2022, includes affiliation, licensing, software, and other fees charged to independent representatives, and is recorded as services are provided. Other revenue also includes interest income, which is recorded when received.

D. **INCOME TAXES**

The Company's income tax provision for the year ended December 31, 2022 is entirely related to federal income taxes. The Company is subject to the Ohio Commercial Activities Tax ("CAT"), which was immaterial for 2022.

For the year ended December 31, 2022, the Company's total tax provision of approximately $510,000 consisted solely of the current tax expense resulting from the taxable income generated during the year ended December 31, 2022. There were no significant differences between the financial reporting and the tax basis of assets and liabilities. The income tax liability is recorded in Due to Affiliates at December 31, 2022.

E. **RELATED-PARTY RELATIONSHIPS AND TRANSACTIONS**

The Company shares office, administrative and occupancy expenses with VFG and three affiliated entities. Substantially all of the Company's operating expenses are allocated by VFG for the year ended December 31, 2022. The allocation is pursuant to the expense-sharing agreement between the Company and VFG. Management periodically reviews and modifies the expense allocation when events and circumstances warrant such modification. Allocations are primarily based on estimated employee time expended on each entity.

VFG rents office space from a company related through common ownership. Total rent expense related to this lease recorded by the Company after allocation from VFG was approximately $298,000 for the year ended December 31, 2022.

VFG has entered into an agreement to provide administrative services to Morehead Insurance Services, LLC ("Morehead"), a joint venture partially owned by the Company (see Note F), such as payroll, IT support, and benefit plan administration. For the year ended December 31, 2022, total administrative expenses recorded on Morehead under this agreement was $50,000. At December 31, 2022 Morehead's balance sheet included a Due to Affiliates amount of $8,333 related to this agreement.

At December 31, 2022, Due to Affiliates included amounts due to related companies for commissions received by the Company on behalf of the related companies. In the opinion of management, such amounts are expected to be repaid prior to December 31, 2023.

At December 31, 2022, Due from Affiliates included amounts due from related companies for commissions received by related companies or commissions paid by the Company on behalf of the related companies. In the opinion of management, such amounts are expected to be received prior to December 31, 2023.

One of the Company's customers is an affiliate of an indirect owner of the Company and, therefore, is a related party. This related party accounted for approximately 5% of commission income for the year ended December 31, 2022, and approximately 6% of the commissions receivable balance at December 31, 2022.

F. **JOINT VENTURES**

On April 19, 2006, the Company entered into an operating agreement with an unrelated entity to form PMIA II, LLC ("PMIA2"), which qualifies as a variable-interest entity. The Company owns 51% of PMIA2. PMIA2 was formed as a joint opportunity to market and provide insurance products. Even though the Company owns 51% of the entity, the Company is credited or charged with only 30% of the net profits or net losses. Therefore, it was determined that the Company is not the primary beneficiary and does not consolidate the entity into its financial statements. The Company accounts for the joint venture under the equity method of accounting. As of December 31, 2022, total assets and liabilities of PMIA2 were minimal, and there was minimal activity in the statement of operations for the year ended December 31, 2022.

F. JOINT VENTURES *(Continued)*

On September 12, 2022 the Company entered into an operating agreement with an unrelated individual to form Morehead, which qualifies as a variable-interest entity. Morehead was formed as a joint opportunity to market and provide insurance products. Even though the company owns 50% of the entity, the Company is credited or charged with only 10% of the net profits or net losses. Therefore, it was determined that the Company is not the primary beneficiary and does not consolidate the entity into its financial statements. The Company accounts for the joint venture under the equity method of accounting due to the exertion of significant influence. The maximum exposure to loss due to involvement with this VIE is equal to the carrying value of the investment. This was determined by management's understanding of the nature of the business, the fact that there are no guarantees that the Company is responsible for on behalf of Morehead, and the understanding of Morehead's operating agreement.

Initially, per the terms of the Morehead operating agreement, 100 Class V units were issued and 100 Class S units were issued. As of December 31, 2022, 100 Class V units were held by the Company for its initial capital contribution of $250,000, and 100 Class S units were held by the unrelated individual. At December 31, 2022, the Company's investment in Morehead was approximately $244,000 with no differences existing between the amount reported on the Company's balance sheet and the proportionate assets and liabilities of Morehead. There was minimal activity in the statement of operations for the year ended December 31, 2022.

The following table presents the investments in affiliates and related earnings or losses from affiliates as of and for the year ended December 31, 2022:

	December 31, 2022
Equity in net assets of affiliates	
Morehead	$ 243,659
PMIA2	2,550
Equity in net assets of affiliates	$ 246,209

	Year Ended December 31, 2022
Share of earnings (losses) of affiliates	
Morehead	$ (6,341)
PMIA2	5,666
Share of earnings (losses) of affiliates	$ (675)

G. CONTINGENCIES

Legal and Regulatory Matters

The Company, from time to time, is subject to routine litigation and arbitration generally related to regulatory inquiries and customer complaints in the normal course of business. Although there can be no assurance as to the ultimate disposition of routine litigation, management believes, based upon information available at this time, that the ultimate outcome of these matters will not have a material adverse effect on the operations and financial condition of the Company.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of entities who regulate the broker-dealer industry, including FINRA, the SEC, and various securities commissions of the states and jurisdictions in which the Company operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. In the event of noncompliance, the Company may be subject to disciplinary action, including fines. Management is not aware of any asserted violations that could result in significant exposure to the Company.

Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. On December 31, 2022, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

COVID-19 Pandemic

To date, the Company has not experienced any significant direct negative impact of COVID-19 pandemic to its business. However, the pandemic continues to impact economic conditions, and could potentially have a negative impact the Company's financial position, results of operations, and cash flows in the future. Management is actively monitoring this situation, however, given the daily evolution of the pandemic and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 pandemic on our future financial condition, results of operations, or cash flows.

H. NET CAPITAL PROVISIONS OF RULE 15c3-1

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

H. NET CAPITAL PROVISIONS OF RULE 15C3-1 *(Continued)*

The Company's minimum capital requirement is the greater of $50,000, or 6 2/3%, of aggregate indebtedness, as defined, under SEC Rule 15c3-1(a)(1). Net capital may fluctuate on a daily basis. On December 31, 2022, the Company had net capital of $1,070,826, as computed by this Rule, which was $763,455 in excess of its required net capital of $307,371.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. On December 31, 2022, the ratio was 4.31 to 1.

I. CUSTOMER LIST

The Company, in conjunction with its parent company, signed an agreement with an unrelated third party to acquire the rights to an income stream that was previously shared under a revenue sharing agreement. The Company's allocable portion of consideration to acquire such rights is comprised entirely of cash payments totaling $166,500.

As of and for the year ended December 31, 2022, customer list and related amortization was as follows:

Customer list	$	166,500
Accumulated amortization		(48,563)
Net book value	$	117,937
Amortization expense	$	20,813

The estimated amortization expense over each of the next five years is $20,813.

SUPPLEMENTAL INFORMATION

VALMARK SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
(Under Under 17 C.F.R. § 240.17a-5)

December 31, 2022

Net capital	
Total shareholder's equity from statement of financial condition	$ 2,680,565
Deductions and/or changes:	
Nonallowable assets:	
Commissions receivable and other receivables	1,145,637
Other	99,956
Customer list, net	117,937
Investments in affiliates	246,209
	1,609,739
Net capital	$ 1,070,826
Aggregate indebtedness	$ 4,610,560
Computation of basic net capital requirement of 6 2/3% of aggregate indebtedness	$ 307,371
Minimum required net capital	$ 50,000
Net capital requirement	$ 307,371
Excess net capital	$ 763,455
Ratio of aggregate indebtedness to net capital	4.31

Note - No material difference exists between the computation of net capital presented herein and the computation included in the Company's unaudited FOCUS Report on Form X-17A-5.

VALMARK SECURITIES, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES

Year Ended December 31, 2022

C O N T E N T S



Certified Public Accountants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES**

To the Board of Directors of
Valmark Securities, Inc.
Akron, Ohio

We have performed the procedures included in Rule 17a-5 e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment ("Form SPIC-7") for the year ended December 31, 2022. Management of Valmark Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SPIC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting the Company and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

To the Board of Directors of
Valmark Securities, Inc.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than those specified parties.

MSL, P.A.

Certified Public Accountants

Orlando, Florida
February 27, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2022
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

45483 FINRA DEC
VALMARK SECURITIES, INC.
130 SPRINGSIDE DR. STE 110
AKRON, OH 44333-2486

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ELIZABETH KOZENKO 330-576-1234

2. A. General Assessment (item 2e from page 2) $4,398

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,873)
7/25/2022
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,525

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2,525

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VALMARK SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Elizabeth Kozenko
(Authorized Signature)

Dated the 6th day of February, 20 23.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $80,598,830

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   77,586,898

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   79,815

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   77,666,713

2d. SIPC Net Operating Revenues $2,932,117

2e. General Assessment @ .0015 $4,398

(to page 1, line 2.A.)

VALMARK SECURITIES, INC.

REPORT ON REVIEW OF STATEMENT OF EXEMPTION OF BROKER DEALER

Year Ended December 31, 2022

CONTENTS



Certified Public Accountants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON REVIEW OF STATEMENT OF EXEMPTION OF BROKER DEALER**

To the Board of Directors of
Valmark Securities, Inc.
Akron, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption to the Customer Protection Rule Under SEC Rule 15c3-3, in which (1) Valmark Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Valmark Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: 15c3-3(k)(2)(ii), (the "exemption provisions") and (2) Valmark Securities, Inc. stated that Valmark Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year, except as described in its exemption report. Valmark Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Valmark Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MSL, P.A.

Certified Public Accountants

Orlando, Florida
February 27, 2023



ValMark Securities, Inc.
130 Springside Drive
Akron, OH 44333
P 330-576-1234 **TF** 800-765-5201

Broker Dealer Statement of Exemption to the Customer Protection Rule Under SEC Rule 15c3-3

Valmark Securities, Inc. claims exemption from SEC Rule 15c3-3 under the provisions of SEC Rule 15c3-3(k)(2)(ii).

Valmark Securities, Inc., an introducing broker-dealer, clears all brokerage transactions with and for customers through Pershing, LLC (clearing broker-dealer). Valmark Securities, Inc. promptly transmits all customer funds and securities to Pershing, LLC, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4.

After testing the population of transactions, Valmark Securities, Inc. concludes that they have met the requirements under SEC Rule 15c3-3(k)(2)(ii) including limited relief under Regulatory Notice 15-23 with the following exceptions for the year beginning January 1, 2022 and ending December 31, 2022:

- Three transactions were forwarded to the carrier after six business days. These transactions were researched and found to be a result of mail delays. The checks were sent to the home office for processing and did not immediately arrive. Checks were promptly forwarded to the respective carriers within one business day after receipt in the home office.
- Three transactions were forwarded to the carrier between six and fifteen business days. These transactions were researched and found to be the result of a lag between when the registered representative received the checks and when they were forwarded to the carrier or home office. Registered reps were instructed to promptly forward all customer funds in the future.

Elizabeth Kozenko

Elizabeth E. Kozenko
Chief Financial Officer
Secretary, Valmark Securities, Inc.